

November 24, 2014

Via E-mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Re: Hess Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 28, 2014
File No. 001-01204
Response letter dated September 30, 2014

Dear Mr. Rielly:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Supplementary Oil and Gas Data (unaudited), page 87

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 92

1.   We have read your response to prior comment one, regarding your handling of certain tax attributes in presenting your standardized measure of discounted future net cash flows relating to proved oil and gas reserves.   You describe the criteria that you apply in determining whether carry-forward deductions are counted in your computation, clarifying that although tax attributes may have been generated from proved oil and gas reserves, you do not consider them to be *related* to your oil and gas reserves unless you

are reasonably assured that "the attribute will reduce future cash taxes that otherwise would be incurred on cash flows resulting from the future production of proved reserves."

The guidance in FASB ASC 932-235-50-31(c) stipulates that future income tax expenses "shall give effect to tax deductions and tax credits and allowances relating to the entity's proved oil and gas reserves." The standard does not appear to provide for the second criteria that you have applied.

Revise your presentation of the Standardized Measures for all periods to include future income tax expenses giving effect to all tax attributes that are related to your oil and gas reserves, without regard to criteria that are not established in the standard.

2. We note that you had mentioned in your August 8, 2014 response letter that unamortized capitalized intangible drilling costs is one of the three tax attributes not historically included in your Standardized Measure. Given the large benefit included in the 2013 Standardized Measure, it appears the intangible drilling cost deduction may be a significant historical and future source of liquidity. Item 303(a)(1) of Regulation S-K generally requires disclosure identifying and separately describing material reasonably likely effects of the intangible drilling cost deduction on your liquidity, including any material effects of changing to a pure-play exploration and production company. Please expand your discussion to comply with the aforementioned.

3. We note that you do not have separate disclosure in your income taxes footnote of the deferred tax liability related to deducted intangible drilling costs. Tell us how you have applied the guidance in FASB ASC 740-10-50-6, requiring disclosure of the approximate tax effect of each type of temporary difference that gives rise to a significant portion of deferred tax liabilities, as it may pertain to such costs.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding our comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director